Exhibit 15.2

XYRATEX LTD

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at beginning of period	Charged to costs and expenses	Acquisition	Charged to other accounts	Deductions	Balance at end of period
	(US dollars in thousands)
Year ended November 30, 2006:
Deferred tax valuation allowance	$16,901	—	—	370	—	$17,271
Warranty provision	$2,545	3,280	—	—	(2,669)	$3,156
Allowance for doubtful accounts	$316	650	19	—	(574)	$411

Year ended November 30, 2005:
Deferred tax valuation allowance	$4,270	—	12,904	(273)	—	$16,901
Warranty provision	$1,919	2,046	303	—	(1,723)	$2,545
Allowance for doubtful accounts	$198	4	128	—	(14)	$316

Year ended November 30, 2004
Deferred tax valuation allowance	$6,070	—	—	(1,800)	—	$4,270
Warranty provision	$1,231	1,561	508	—	(1,381)	$1,919
Allowance for doubtful accounts	$371	50	—	—	(223)	$198

The information above relates to the continuing operations of the Company.